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08029737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8-52108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIVE STAR INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 North Main Street
(No. and Street)

Warsaw (City) New York (State) 14569 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Benjamin Sliwka 315-787-3112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

12 Fountain Plaza, Suite 601 (Address) Buffalo (City) New York (State) 14202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 3/27

OATH OR AFFIRMATION

I, J. Benjamin Sliwka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Star Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP & Firm Principal

Title

ANGELA RICHARDSON
Notary Public - State of New York
No. 01RI6157288
Qualified in Livingston County
My Commission Expires December 04, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIVE STAR INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 601
12 Fountain Plaza
Buffalo, NY 14202

Independent Auditors' Report

The Board of Directors of
Five Star Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Five Star Investment Services, Inc. (a wholly owned subsidiary of Financial Institutions, Inc.) (the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2008

FIVE STAR INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	259,283
Certificate of deposit		80,239
Deposit with clearing broker		25,000
Receivables from brokers, dealers, and clearing broker		105,837
Due from Parent		14,828
Furniture and equipment, less accumulated depreciation of $18,645		2,111
Other assets		24,342
Total assets	$	511,640

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	70,400
Total liabilities		70,400
Stockholder's equity:		
Common stock, $1 par value. 100 shares authorized, issued, and outstanding		100
Additional paid-in capital		966,320
Retained deficit		(525,180)
Total stockholder's equity		441,240
Total liabilities and stockholder's equity	$	511,640

See accompanying notes to financial statement.

(1) Organization

Five Star Investment Services, Inc. (the Company) is a wholly owned subsidiary of Financial Institutions, Inc. (the Parent). The Company, which was incorporated on May 20, 1999, received regulatory approval and commenced operations on January 24, 2000 as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company was formed for the purpose of engaging in brokerage services and providing investment advice for customers of its affiliate, which is also a subsidiary of the Parent. Securities products offered to customers include mutual funds, annuities, equities and fixed-income securities.

(2) Summary of Significant Accounting Policies

(a) Financial Instruments

Financial instruments, consisting primarily of cash, certificate of deposit, deposit with clearing broker, receivables from brokers, dealers and clearing broker, and accrued expenses and other liabilities, of the Company are reported in the statement of financial condition at amounts which approximate fair value because of their short term nature.

(b) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

(c) Customer Transactions

All customer transactions are cleared through an unaffiliated registered broker-dealer (the clearing broker), that is a member firm of the New York Stock Exchange and other national securities exchanges, to provide these services. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the clearing broker. The clearing broker is responsible for customer billing, recordkeeping, custody of securities, and security clearance on a fully disclosed basis. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer owned assets and cash reserve requirements. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related-Party Transactions

The Company maintains a non-interest-bearing commercial checking account with the subsidiary bank of its Parent. The amount held with the related bank was $259,283 as of December 31, 2007. This amount is included in cash on the statement of financial condition.

The Company has a receivable from its Parent of $14,828 as of December 31, 2007 related to prepaid income taxes. This amount is included in due from Parent on the statement of financial condition.

(4) Income Taxes

As of December 31, 2007, the Company had a net deferred tax asset of $546, primarily attributable to book versus tax depreciation differences. Management believes that no valuation allowance is necessary as the results of future operations of the consolidated group will generate sufficient taxable income to realize the deferred tax asset.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company utilizes the basic method permitted by the rule, which requires that minimum net capital be the greater of $50,000 or 6⅔% of aggregated indebtedness. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital, as defined, of $204,560, which was $154,560 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1 as of December 31, 2007.

(6) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1. The inherent risk of this business is the ability of the Company to properly execute all customer-initiated transactions, including the proper processing and transfer of customer funds and securities. As of December 31, 2007, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) ***Litigation***

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2007.

KPMG

KPMG LLP
Suite 601
12 Fountain Plaza
Buffalo, NY 14202

Independent Auditors' Report

Board of Directors of
Five Star Investment Services, Inc.:

In planning and performing our audit of the financial statement of Five Star Investments, Inc. (the Company) (a wholly owned subsidiary of Financial Institutions, Inc.), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008

END